Exhibit 99.1

Hut 8 Announces Plans to List on NASDAQ

May 12, 2021 – TORONTO, ONTARIO – Hut 8 Mining Corp. (TSX: HUT) ("Hut 8" or the "Company"), one of North America's oldest and largest innovation-focused bitcoin miners, is pleased to announce that the Company has applied for a listing of its common shares on the NASDAQ Global Market (“NASDAQ”).

Jaime Leverton, CEO of Hut 8 commented: “Since we filed our F-10 in March, we have been continuing to actively move forward with the NASDAQ listing process. We are incredibly excited about what this means for Hut 8 and are proud to pursue the opportunity to join the ranks of global technology companies listed in the U.S”

The listing of the Company's common shares on the NASDAQ remains subject to the approval of the NASDAQ and the satisfaction of all applicable quantitative and qualitative listing and regulatory requirements. The Company will maintain the listing of its common shares on the Toronto Stock Exchange under the symbol "HUT".

About Hut 8:

Hut 8 is one of North America’s oldest, largest and innovation-focused bitcoin miners. Hut 8 has one of the highest installed capacity rates in the industry and is #1 globally in held, self-mined Bitcoin of any crypto miner or publicly traded company. Recently ranked 11th (of 10,000) on the 2021 OTCQX® Best 50, and the first publicly traded miner on the TSX, the Hut 8 leadership team is continually looking for ways to accelerate innovation in high performance computing, and the blockchain ecosystem. We are stewards of powerful, industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing. – Hut 8 applies a growth mindset to our revenue diversification, ESG and carbon footprint reduction strategy. We are a company committed to growing shareholder value regardless of #BTC market direction. #HodltheHut.

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FORWARD-LOOKING STATEMENTS Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward looking terminology, such as "plans", "targets", "expects" or "does not expect", "is expected", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts, but instead represent management's expectations, estimates and projections regarding future events. Forward-looking information in this press release includes, but is not limited to, statements relating to the Company's application to list its common shares on NASDAQ, the Company receiving all required approvals in respect of a potential NASDAQ listing application (and the timing thereof) and any expected or anticipated benefits of a NASDAQ listing. Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 25, 2021, which is available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

For further information: HUT 8 CORPORATE CONTACT: Dea Masotti Payne, Tel: (204) 583- 1695, Email: dea.masottipayne@northstrategic.com

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